# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspen Insurance Holdings Limited, CIK 0001267395
CUSIP: G05384501
Title of class of securities: Class A Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: 141 Front Street,, Hamilton, Bermuda (D0), HM 19
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-079962
Filed by CIK 0001449433

## Reporting persons
- Apollo Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 75,418,220; sole dispositive power 0; shared dispositive power 75,418,220; aggregate amount beneficially owned 75,418,220 (82.1% of the class)
- AP Highlands Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- Apollo Co-Investment Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- Apollo Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- Apollo Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 28,610,563; sole dispositive power 0; shared dispositive power 28,610,563; aggregate amount beneficially owned 28,610,563 (31.2% of the class); the aggregate amount excludes certain shares
- AP Highlands Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- AP Highlands Holdings (GP), LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- AIF IX International Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- APH Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- Apollo Principal Holdings A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- Apollo Principal Holdings A GP, Ltd.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 46,807,657; sole dispositive power 0; shared dispositive power 46,807,657; aggregate amount beneficially owned 46,807,657 (51% of the class); the aggregate amount excludes certain shares
- Apollo Advisors IX (EH), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 75,418,220; sole dispositive power 0; shared dispositive power 75,418,220; aggregate amount beneficially owned 75,418,220 (82.1% of the class)
- Apollo Advisors IX (EH-GP), LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 75,418,220; sole dispositive power 0; shared dispositive power 75,418,220; aggregate amount beneficially owned 75,418,220 (82.1% of the class); the aggregate amount excludes certain shares
- Apollo Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 75,418,220; sole dispositive power 0; shared dispositive power 75,418,220; aggregate amount beneficially owned 75,418,220 (82.1% of the class)

## Item 1. Issuer
Name of issuer: Aspen Insurance Holdings Limited
Address of issuer's principal executive offices: 141 Front Street, Hamilton, D0, HM 19

## Item 2. Person Filing
Name of person filing:
This statement is filed by (i) AP Highlands Co-Invest, L.P. ("AP Highlands"); (ii) Apollo Co-Investment Management, LLC ("Co-Invest Management"); (iii) Apollo Management, L.P. ("Management LP"); (iv) Apollo Management GP, LLC ("Management GP"); (v) AP Highlands Holdings, L.P. ("AP Highlands LP"); (vi) AP Highlands Holdings (GP), LLC ("AP Highlands (GP)"); (vii) AIF IX International Holdings, L.P. ("AIF IX International"); (viii) APH Holdings, L.P. ("APH Holdings"); (ix) Apollo Principal Holdings A, L.P. ("Principal Holdings A LP"); (x) Apollo Principal Holdings A GP, Ltd. ("Principal Holdings A GP"); (xi) Apollo Advisors IX (EH), L.P. ("Advisors IX EH"); (xii) Apollo Advisors IX (EH-GP), LLC ("Advisors IX (EH-GP)"); (xiii) Apollo Management Holdings, L.P. ("Management Holdings"); and (xiv) Apollo Management Holdings GP, LLC ("Management Holdings GP"). The foregoing are collectively referred to herein as the "Reporting Persons."

AP Highlands and AP Highlands LP each hold securities of the Issuer.

Advisors IX (EH) serves as the general partner of AP Highlands and AIF IX International. Advisors IX (EH-GP) serves as the general partner of Advisors IX (EH). APH Holdings serves as the managing member of Advisors IX (EH-GP). Principal Holdings A LP serves as the limited partner of APH Holdings. Principal Holdings A GP is the general partner of Principal Holdings A LP. Co-Invest Management serves as the investment manager of AP Highlands. Management LP is the sole member of Co-Invest Management. Management GP serves as the general partner of Management LP. AIF IX International serves as the managing member of AP Highlands (GP). AP Highlands (GP) serves as the general partner of AP Highlands LP.

Management Holdings serves as the limited partner of Management LP. Management Holdings GP serves as the general partner of Management Holdings.
Address of principal business office or, if none, residence: The principal office of each of AP Highlands, Advisors IX (EH), AP Highlands LP, AP Highlands (GP), AIF IX International, Advisors IX (EH-GP), APH Holdings and Principal Holdings A GP is c/o Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9008, Cayman Islands. The principal office of each of Co-Invest Management, Management LP, Management GP, Management Holdings, Management Holdings GP and Principal Holdings A LP is 9 W. 57th Street, 41st Floor, New York, New York 10019.
Citizenship: AP Highlands, Advisors IX (EH), AP Highlands LP, AIF IX International and APH Holdings are each a Cayman Islands exempted limited partnership. AP Highlands (GP) and Advisors IX (EH-GP) are each an exempted company incorporated in the Cayman Islands with limited liability. Principal Holdings A GP is a Cayman Islands exempted general partnership. Co-Invest Management, Management GP and Management Holdings GP are each a Delaware limited liability company. Management LP, Management Holdings and Principal Holdings A LP are each a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AP Highlands 28,610,563
Co-Invest Management 28,610,563
Management LP 28,610,563
Management GP 28,610,563
AP Highlands LP 46,807,657
AP Highlands (GP) 46,807,657
AIF IX International 46,807,657
APH Holdings 46,807,657
Principal Holdings A LP 46,807,657
Principal Holdings A GP 46,807,657
Advisors IX (EH) 75,418,220
Advisors IX (EH-GP) 75,418,220
Management Holdings 75,418,220
Management Holdings GP 75,418,220

AP Highlands and AP Highlands LP each disclaim beneficial ownership of all shares of Ordinary Shares included in this report other than the shares of Ordinary Shares held of record by such Reporting Person, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each other Reporting Person, and Messrs. Scott Kleinman, James Zelter and Marc Rowan, the managers, as well as executive officers, of Principal Holdings A GP and Management Holdings GP, each disclaim beneficial ownership of all shares of Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
Percent of class:
AP Highlands 31.2%
Co-Invest Management 31.2%
Management LP 31.2%
Management GP 31.2%
AP Highlands LP 51.0%
AP Highlands (GP) 51.0%
AIF IX International 51.0%
APH Holdings 51.0%
Principal Holdings A LP 51.0%
Principal Holdings A GP 51.0%
Advisors IX (EH) 82.1%
Advisors IX (EH-GP) 82.1%
Management Holdings 82.1%
Management Holdings GP 82.1%

The percentages are based on 91,838,366 shares of Class A Ordinary Shares outstanding as of June 30, 2025, as disclosed in the Issuer's Form 6-K filed on August 13, 2025.
Sole power to vote or to direct the vote: 0 for all Reporting Persons
Shared power to vote or to direct the vote:
AP Highlands 28,610,563
Co-Invest Management 28,610,563
Management LP 28,610,563
Management GP 28,610,563
AP Highlands LP 46,807,657
AP Highlands (GP) 46,807,657
AIF IX International 46,807,657
APH Holdings 46,807,657
Principal Holdings A LP 46,807,657
Principal Holdings A GP 46,807,657
Advisors IX (EH) 75,418,220
Advisors IX (EH-GP) 75,418,220
Management Holdings 75,418,220
Management Holdings GP 75,418,220
Sole power to dispose or to direct the disposition: 0 for all Reporting Persons
Shared power to dispose or to direct the disposition:
AP Highlands 28,610,563
Co-Invest Management 28,610,563
Management LP 28,610,563
Management GP 28,610,563
AP Highlands LP 46,807,657
AP Highlands (GP) 46,807,657
AIF IX International 46,807,657
APH Holdings 46,807,657
Principal Holdings A LP 46,807,657
Principal Holdings A GP 46,807,657
Advisors IX (EH) 75,418,220
Advisors IX (EH-GP) 75,418,220
Management Holdings 75,418,220
Management Holdings GP 75,418,220

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Apollo Management Holdings GP, LLC: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- AP Highlands Co-Invest, L.P.: Apollo Co-Investment Management, LLC, Investment Manager (02/13/2026)
- AP Highlands Co-Invest, L.P.: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- Apollo Co-Investment Management, LLC: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- Apollo Management, L.P.: Apollo Management GP, LLC, General Partner (02/13/2026)
- Apollo Management, L.P.: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- Apollo Management GP, LLC: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- AP Highlands Holdings, L.P.: AP Highlands Holdings (GP), LLC, General Partner (02/13/2026)
- AP Highlands Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- AP Highlands Holdings (GP), LLC: AIF IX International Holdings, L.P., Managing Member (02/13/2026)
- AP Highlands Holdings (GP), LLC: Apollo Advisors IX (EH), L.P., General Partner (02/13/2026)
- AP Highlands Holdings (GP), LLC: Apollo Advisors IX (EH-GP), LLC, General Partner (02/13/2026)
- AP Highlands Holdings (GP), LLC: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- AIF IX International Holdings, L.P.: Apollo Advisors IX (EH), L.P., General Partner (02/13/2026)
- AIF IX International Holdings, L.P.: Apollo Advisors IX (EH-GP), LLC, General Partner (02/13/2026)
- AIF IX International Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- APH Holdings, L.P.: Apollo Principal Holdings A GP, Ltd., General Partner (02/13/2026)
- APH Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- Apollo Principal Holdings A, L.P.: Apollo Principal Holdings A GP, Ltd., General Partner (02/13/2026)
- Apollo Principal Holdings A, L.P.: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- Apollo Principal Holdings A GP, Ltd.: APO Corp., Sole Shareholder (02/13/2026)
- Apollo Principal Holdings A GP, Ltd.: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- Apollo Advisors IX (EH), L.P.: Apollo Advisors IX (EH-GP), LLC, General Partner (02/13/2026)
- Apollo Advisors IX (EH), L.P.: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- Apollo Advisors IX (EH-GP), LLC: /s/ James Elworth, James Elworth, Vice President (02/13/2026)
- Apollo Management Holdings, L.P.: Apollo Management Holdings GP, LLC, General Partner (02/13/2026)
- Apollo Management Holdings, L.P.: /s/ James Elworth, James Elworth, Vice President (02/13/2026)